Exhibit 12

ORBCOMM Inc.

Computation of Ratio of Earnings to Combined Fixed Charges and Preference Dividends

(Amounts in thousands, except the ratio)

	Fiscal Year Ended December 31,
	2011	2010		2009		2008		2007
Earnings (A):
Pre-tax income (loss) from continuing operations	$771	$(1,408)		$(2,355)		$(2,387)		$(2,591)

Add:
Fixed charges	316	192		193		199		209

	1,087	(1,216)		(2,162)		(2,188)		(2,382)

Less:
Interest capitalized	152	—		—		—		—
Noncontrolling interest in pre-tax income (loss) of a subsidiary that has not incurred fixed charges	—	511		130		471		—

Total earnings	$935	$(1,727)		$(2,292)		$(2,659)		$(2,382)

Fixed Charges (B):
Fixed charges included in earnings	$164	$192		$193		$199		$209
Capitalized interest	152	—		—		—		—

Total fixed charges	$316	$192		$193		$199		$209

Preference Security Dividend (C):	$42	$—		$—		$—		$—

Ratio of Earnings to Fixed Charges	2.9	N/A	(D)	N/A	(D)	N/A	(D)	N/A	(D))
Ratio of Earnings to Combined Fixed Charges and Preference Security Dividends	2.6	N/A	(D)	N/A	(D)	N/A	(D)	N/A	(D))

(A)	“Earnings” are defined as pre-tax income from continuing operations, adjusted for fixed charges, interest capitalized and income from non-controlling interest of subsidiaries that have not incurred fixed charges.
(B)	“Fixed charges” are defined as interest on borrowings (whether expensed or capitalized).
(C)	“Preference Security Dividend” is defined as the amount of pre-tax earnings that is required to pay the dividends on outstanding preferred stock.
(D)	The ratio coverage was less than 1:1 for fiscal years 2010, 2009, 2008 and 2007. The company would have needed to generate additional pre-tax earnings of $1,919, $2,485, $2,858 and $2,591 to achieve coverage of 1:1 for fiscal years 2010, 2009, 2008 and 2007, respectively.